EXHIBIT 99.1

Centerra Gold Reports First Quarter 2025 Results; Approved up to $75 Million to Repurchase Shares in 2025; Announces Updated Mineral Resource at Kemess and Advancing Studies on the Project

This news release contains forward-looking information about expected future events that is subject to risks and assumptions set out in the “Cautionary Statement on Forward-Looking Information” below. All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, May 06, 2025 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its first quarter 2025 operating and financial results.

President and CEO, Paul Tomory, commented, “In the first quarter, we generated positive free cash flow at both operations. Our 2025 production guidance is unchanged, and we expect strong production in the second half of 2025 driven by increasing grades. The restart of Thompson Creek is advancing, with approximately 14% of the total capital investment complete. We maintained a strong cash position of $608 million, ensuring financial flexibility to advance ongoing and prospective project activities. With a focus on returning capital to shareholders, we increased our share repurchases to $14.9 million in the first quarter, and the Board of Directors has approved the repurchase of up to $75 million of Centerra’s common shares in 2025.”

Paul Tomory continued, “We are pleased to be moving forward with a Preliminary Economic Assessment on the Kemess project, which is expected to be completed by the end of 2025. The updated mineral resource published today demonstrates the robust mineralization in the highly prospective Toodoggone district in the northern interior of British Columbia. We have doubled our 2025 exploration guidance at Kemess to between $10 and $12 million, which is expected to focus on infill drilling for the open pit and underground targets and also to test high grade mineralization in the deeper Kemess Offset zone. With Kemess, we are advancing the studies for a potential combined open pit and longhole open stoping underground gold-copper mine with a possible 15-year operation in a top tier mining jurisdiction. We are targeting a project with a potential average annual production of approximately 250,000 gold equivalent ounces, which along with Mount Milligan, would give Centerra two long-life gold-copper assets in British Columbia. The existing infrastructure already in place, is expected to lower the execution risk compared to typical greenfield projects of this scale.”

First Quarter 2025 Highlights

Operations

  Production: In the first quarter 2025, consolidated gold production was 59,379 ounces, including 35,880 ounces from the Mount Milligan Mine (“Mount Milligan”) and 23,499 ounces from the Öksüt Mine (“Öksüt”). Copper production in the quarter was 11.6 million pounds.
  Sales: First quarter 2025 gold sales were 61,132 ounces at an average realized gold priceNG of $2,554 per ounce and copper sales were 12.1 million pounds at an average realized copper priceNG of $3.80 per pound. The average realized gold and copper prices include the impact of the Mount Milligan streaming agreement with RGLD Gold AG and Royal Gold, Inc. (collectively “Royal Gold”).
  Costs: First quarter 2025 consolidated gold production costs were $1,271 per ounce and all-in sustaining costs (“AISC”) on a by-product basisNG were $1,491 per ounce.
  Capital expendituresNG: First quarter 2025 additions to property, plant, and equipment (“PP&E”) and capital expendituresNG were $68.1 million and $46.9 million, respectively. Sustaining capital expendituresNG in the first quarter 2025 were $18.0 million and included construction at the tailings storage facility (“TSF”) at Mount Milligan, as well as capitalized stripping and expansions at the heap leach pad at Öksüt. Non-sustaining capital expendituresNG in the first quarter were $25.8 million related mainly to the restart of operations at the Thompson Creek Mine (“Thompson Creek”).

Financial

  Net earnings: First quarter 2025 net earnings were $30.5 million, or $0.15 per share, and adjusted net earningsNG were $26.4 million or $0.13 per share. Key adjustments to net earnings include $6.6 million of an incremental gain on the sale of the Greenstone Partnership, $4.8 million of reclamation provision revaluation expense, and $3.3 million of unrealized gain on foreign exchange at Öksüt. For additional adjustments refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release.
  Cash provided by operating activities and free cash flowNG: In the first quarter 2025, cash provided by operating activities was $58.6 million and free cash flowNG was $10.0 million. This includes $39.4 million of cash provided by mine operations and $27.4 million of free cash flowNG at Mount Milligan and $50.3 million of cash provided by mine operations and $41.6 million of free cash flowNG at Öksüt. This was partially offset by capital expendituresNG at Thompson Creek.
  Cash and cash equivalents: Total liquidity of $1.0 billion as at March 31, 2025, comprising a cash balance of $608.2 million and $400.0 million under a corporate credit facility.
  Dividend: Quarterly dividend declared of C$0.07 per common share.
  Share buybacks: Under Centerra’s normal course issuer bid (“NCIB”) program, the Company repurchased 2,465,926 common shares (“Shares”) in the first quarter 2025, for the total consideration of $14.9 million. The Company’s Board of Directors has approved the repurchase of up to $75 million of Centerra’s Shares in 2025. Centerra believes that the NCIB will continue to provide the Company with a flexible tool to deploy cash pursuant to its capital allocation strategy, while preserving the financial flexibility to support investment in future growth.
  Tariff impact: The recent implementation of US tariffs had no impact on Centerra’s operations in the first quarter of 2025. While the Company continues to monitor the situation closely, no significant impact is expected on the mining operations at Mount Milligan and Öksüt, and restart activities at Thompson Creek moving forward. The Company is also assessing the potential impact of tariffs on the Langeloth Metallurgical Facility (“Langeloth”), however, Centerra does not currently anticipate any material impact at the Centerra level.

Growth Initiatives

  Updated mineral resource at Kemess and advancing project studies: In 2024, Centerra completed over 11,400 meters of core drilling for exploration, geotechnical, and metallurgical testing purposes. Those results have been included in the updated mineral resource as of April 15, 2025. Gold mineral resources at Kemess are estimated to contain 2.7 million ounces of indicated resources and 2.2 million ounces of inferred resources. Copper mineral resources are estimated to contain 971 million pounds of indicated resources and 821 million pounds of inferred resources. The updated resource is generally consistent with the Company’s previous understanding of the resource estimate. Centerra has increased 2025 exploration guidance at Kemess to between $10 and $12 million, up from $4 to $6 million previously, with a total of 28,500 meters of drilling planned. The focus is expected to be on infill drilling for the open pit and underground targets and also to test high grade mineralization in the deep Kemess Offset zone. The Company is moving forward with a Preliminary Economic Assessment on Kemess, using an open pit and longhole open stoping underground mining concept, which is expected to be completed by the end of 2025. Kemess has significant infrastructure already in place, including: a 380 kilometer, 230 kilovolt power line; a 50,000 tonne per day nameplate processing plant in need of some refurbishment; “mothballed” site infrastructure including a water treatment plant, camp, administration facilities, air strip, truck shop and warehouse which will require some refurbishment; and tailings storage using the previously mined pit as well as an existing tailings facility, which is capable of expansion. Complementing this existing infrastructure, it is anticipated that new crushing, conveying, and mine infrastructure will be required for the open pit and underground operations. The Company expects the existing infrastructure to lower the execution risk for the project when compared with a typical greenfield project of this scale. With the Kemess project, the Company is advancing the studies for a potential gold-copper mine with a possible 15-year operation in a top tier mining jurisdiction. The Company is targeting a project with a potential average annual production of approximately 250,000 gold equivalent ounces, which along with Mount Milligan, would give Centerra two long-life gold-copper assets in British Columbia. For additional details on Kemess, refer to the news release published on May 6, 2025 entitled “Centerra Gold Announces Updated Mineral Resources at Kemess; Advancing Studies on the Project”.

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended March 31,
	2025	2024	% Change
Financial Highlights
Revenue	299.5	305.8	(2)%
Production costs	198.9	173.8	14%
Depreciation, depletion, and amortization ("DDA")	24.1	33.3	(28)%
Earnings from mine operations	76.5	98.7	(22)%
Net earnings	30.5	66.4	(54)%
Adjusted net earnings(1)	26.4	31.3	(16)%
Cash provided by operating activities	58.6	99.4	(41)%
Free cash flow(1)	10.0	81.2	(88)%
Additions to property, plant and equipment (“PP&E”)	68.1	15.3	346%
Capital expenditures - total(1)	46.9	16.8	179%
Sustaining capital expenditures(1)	18.0	16.2	11%
Non-sustaining capital expenditures(1)	28.9	0.6	4717%
Net earnings per common share - $/share basic(2)	0.15	0.31	(52)%
Adjusted net earnings per common share - $/share basic(1)(2)	0.13	0.15	(13)%
Operating highlights
Gold produced (oz)	59,379	111,341	(47)%
Gold sold (oz)	61,132	104,313	(41)%
Average market gold price ($/oz)	2,860	2,074	38%
Average realized gold price ($/oz )(3)	2,554	1,841	39%
Copper produced (000s lbs)	11,647	14,331	(19)%
Copper sold (000s lbs)	12,141	15,622	(22)%
Average market copper price ($/lb)	4.24	3.86	10%
Average realized copper price ($/lb)(3)	3.80	3.12	22%
Molybdenum roasted (000 lbs)	3,034	2,891	5%
Molybdenum sold (000s lbs)	4,244	2,948	44%
Average market molybdenum price ($/lb)	20.53	19.93	3%
Average realized molybdenum price ($/lb)(3)	21.59	20.47	5%
Unit costs
Gold production costs ($/oz)(4)	1,271	746	70%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,491	859	74%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	1,742	1,013	72%
Copper production costs ($/lb)(4)	2.23	1.92	16%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	2.54	2.09	22%

(1) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2) As at March 31, 2025, the Company had 207,944,128 common shares issued and outstanding.
(3) This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled. Under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold and Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per tonne of copper delivered in the periods presented.
(4) All per unit costs metrics are expressed on a metal sold basis.

2025 Guidance – Gold and copper producing assets

	Units	2025 Guidance	Three Months Ended March 31, 2025
Production
Total gold production(1)	kozs	270 - 310	59
Mount Milligan Mine(2)(3)(4)	kozs	165 - 185	36
Öksüt Mine	kozs	105 - 125	23
Total copper production(2)(3)(4)	Mlbs	50 - 60	12
Unit Costs(5)
Gold production costs(1)	$/oz	1,100 - 1,200	1,271
Mount Milligan Mine(2)	$/oz	1,075 - 1,175	1,384
Öksüt Mine	$/oz	1,100 - 1,200	1,102
AISC on a by-product basisNG(1)(3)(4)	$/oz	1,400 - 1,500	1,491
Mount Milligan Mine	$/oz	1,100 - 1,200	1,168
Öksüt Mine	$/oz	1,475 - 1,575	1,563
Capital Expenditures
Additions to PP&E	$M	105 - 130	35.6
Mount Milligan Mine	$M	75 - 90	23.7
Öksüt Mine	$M	30 - 40	11.9
Total capital expendituresNG	$M	105 - 130	21.0
Sustaining capital expendituresNG	$M	95 - 115	17.9
Mount Milligan Mine	$M	65 - 75	9.2
Öksüt Mine	$M	30 - 40	8.7
Non-sustaining capital expendituresNG	$M	10 - 15	3.1
Mount Milligan Mine	$M	10 - 15	3.1
Other Items
Depreciation and amortization	$M	95 - 115	23.0
Mount Milligan Mine	$M	60 - 70	15.5
Öksüt Mine	$M	35 - 45	7.5
Current Income tax and BC mineral tax expense(1)	$M	35 - 42	29.3
Mount Milligan Mine	$M	3 - 5	1.1
Öksüt Mine	$M	32 - 37	28.2
Corporate and administration costs(6)	$M	28 – 32	9.3

(1)Consolidated Centerra figures.
(2) The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using assumed market prices of $2,700 per ounce of gold and $4.00 per pound of copper for the remaining three quarters of 2025, the Mount Milligan Mine’s average realized gold and copper price for that period would be $1,902 per ounce and $3.36 per pound, respectively, compared to average realized prices of $2,554 per ounce and $3.80 per pound in the three month ended March 31, 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.
(3) Gold and copper production for 2025 at the Mount Milligan Mine assumes estimated recoveries of 64% to 66% for gold and 77% to 79% for copper, consistent with the previous guidance, and compared to the actual recoveries for gold of 62.1% and for copper of 77.6% achieved in the three months ended March 31, 2025.
(4) Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
(5) Units noted as ($/oz) relate to gold ounces.
(6) Corporate and administration costs do not include stock-based compensation and corporate depreciation.

2025 Guidance – Molybdenum Business Unit

	Units	2025 Guidance	Three Months Ended March 31, 2025
Production
Total molybdenum roasted(1)	Mlbs	13 - 15	3.0
Total molybdenum sold	Mlbs	13 - 15	4.2
Costs and Profitability – Langeloth
(Loss) earnings from operations	$M	(3) - 5	(1.0)
EBITDANG	$M	2 - 8	0.1
Capital Expenditures
Additions to PP&E	$M	132 - 150	32.4
Thompson Creek Mine	$M	130 - 145	32.3
Langeloth	$M	2 - 4	0.1
Total capital expendituresNG	$M	132 - 150	25.9
Sustaining capital expendituresNG - Langeloth	$M	2 - 4	0.1
Non-sustaining capital expendituresNG - Thompson Creek Mine	$M	130 - 145	25.8
Other Items
Depreciation and amortization	$M	3 - 5	1.1
Langeloth	$M	3 - 5	1.1
Care & Maintenance Cash Expenditures – Endako	$M	6 - 8	1.4
Reclamation – Endako	$M	4 - 7	1.6

(1) 2025 guidance figure does not include any toll material roasted.

2025 Guidance – Global Exploration and Evaluation Projects

	Units	2025 Guidance	Three Months Ended March 31, 2025
Project Exploration and Evaluation Costs
Exploration Costs	$M	40 - 50	9.0
Brownfield Exploration	$M	25 - 30	5.4
Greenfield and Generative Exploration	$M	15 - 20	3.6
Evaluation Costs	$M	8 - 12	1.2
Other Kemess Costs
Care & Maintenance	$M	13 - 15	3.1

Mount Milligan

Mount Milligan produced 35,880 ounces of gold and 11.6 million pounds of copper in the first quarter of 2025, which was lower than planned primarily due to lower gold grades encountered in areas of phases 6 and 9 that are at the periphery of the ore body. During the first quarter of 2025, a total of 11.1 million tonnes was mined from phases 5, 6, 7, 9 and 10 of the open pit. Process plant throughput for the first quarter of 2025 was 4.7 million tonnes, averaging 52,575 tonnes per day, which included a one-week long planned maintenance shutdown. The site-wide optimization program at Mount Milligan continues to progress. The Company has seen improvements in the mine with higher truck availability and increased operating hours. Gold sales were 36,627 ounces and copper sales were 12.1 million pounds in the first quarter. The Company maintains 2025 production guidance at Mount Milligan of 165,000 to 185,000 ounces of gold and 50 to 60 million pounds of copper. Both gold and copper production and sales are expected to be weighted towards the second half of the year.

Gold production costs in the first quarter 2025 were $1,384 per ounce. AISC on a by-product basisNG was $1,168 per ounce, 5% higher than last quarter due to slightly increased sustaining capital expenditures and lower ounces sold during the quarter. 2025 Mount Milligan gold production costs and AISC on a by-product basisNG guidance are unchanged.

In the first quarter 2025, sustaining capital expendituresNG at Mount Milligan were $9.2 million, focused on the tailings storage facility dam construction.

In the first quarter of 2025, Mount Milligan generated $39.4 million of cash flow from mine operations and free cash flowNG of $27.4 million.

At Mount Milligan, work on a Pre-feasibility Study (“PFS”) to evaluate the substantial mineral resources to unlock additional value beyond its current mine life is on track to be completed in the third quarter of 2025. The Company is optimistic that the mine life can be extended beyond the current mine life of approximately 2036, which is based on the available space in the existing TSF. Centerra is evaluating options for additional tailings capacity. It is also expected that the PFS will incorporate an increase of annual mill throughput in the range of 10% through ball mill motor upgrades and additional downstream flowsheet improvements at a modest overall capital expenditure, which may also provide the benefit of improved overall metal recovery.

Öksüt

Öksüt produced 23,499 ounces of gold in the first quarter of 2025. Production in the quarter was lower than planned due to lower grades resulting from mine sequencing and impacts from unfavourable weather conditions. The Company expects to access higher grade areas of the mine in the second half of 2025. During the quarter, mining activities were focused on phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. A total of 3.1 million tonnes of ore and waste were mined in the quarter and 1.0 million tonnes were stacked at an average grade of 0.73 g/t. Öksüt’s 2025 production guidance is maintained at 105,000 to 125,000 ounces and is expected to be weighted towards the second half of the year.

At Öksüt, gold production costs and AISC on a by-product basisNG for the first quarter 2025 were $1,102 per ounce and $1,563 per ounce, respectively. These costs were higher compared to last quarter primarily due to lower gold production and sales and a higher royalty expense per ounce due to elevated gold prices. 2025 Öksüt gold production costs and AISC on a by-product basisNG guidance are unchanged. However, AISC on a by-product basisNG guidance could be impacted if gold prices remain at current elevated levels, due to resulting higher royalty expense.

In the first quarter 2025, sustaining capital expenditures at Öksüt were $8.7 million, focused on capitalized stripping, heap leach pad expansion, and waste rock dump expansion and Öksüt delivered cash flow from mine operations of $50.3 million and free cash flowNG of $41.6 million.

In the second quarter of 2025, approximately $45 to $50 million of current income tax is expected to be paid at Öksüt. Additionally, the annual Turkish government royalty payment will be made in the second quarter 2025. This payment is expected to be approximately $40 million. Together, these cash payments will require a cash outflow in the second quarter 2025 of approximately $85 to $90 million, subject to steady exchange rates.

Molybdenum Business Unit (“MBU”)

In the first quarter of 2025, MBU used $6.0 million of cash for operations and had a free cash flow deficitNG of $33.9 million, which was primarily due to increased capital spending related to the restart of Thompson Creek.

Thompson Creek Mine

The restart of Thompson Creek is advancing, with approximately 14% of the total capital investment complete. Centerra maintains a robust cash position of $608.2 million, ensuring sufficient liquidity to finance ongoing project activities.

As expected during the ramp-up phase, tons moved in the first quarter 2025 were lower than planned, however, overall progress remains on track with first production expected in the second half of 2027.

In the first quarter of 2025, non-sustaining capital expendituresNG were $25.8 million. Since the restart decision, non-sustaining capital expendituresNG were $55.4 million. The 2025 guidance for additions to PP&E, all of which are non-sustaining capitalNG is unchanged at $130 to $145 million. The project remains in line with the total initial capital expendituresNG estimate of $397 million as outlined in the feasibility study.

Langeloth

In the first quarter of 2025, Langeloth roasted and sold 3.0 million pounds and 4.2 million pounds of molybdenum, respectively, and generated a loss from operations of $1.0 million and a positive EBITDANG of $0.1 million.

In the first quarter of 2025, cash flow used in operations was $2.3 million, primarily due to a build up of working capital from the timing of cash collection on shipments, partially offset by positive EBITDANG.

First Quarter 2025 Operating and Financial Results Webcast and Conference Call

Centerra invites you to join its first quarter 2025 conference call on Tuesday, May 6, 2025, at 9:00 a.m. Eastern Time. Details for the webcast and conference call are included below.

Webcast

  Participants can access the webcast at the following webcast link.
  An archive of the webcast will be available until the end of day on August 6, 2025.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-833-821-3536 or 647-846-2628. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day June 6, 2025. The recording can be accessed by dialing 1-855-669-9658 or 412-317-0088 and using the access code 7050712. In addition, the webcast will be archived on Centerra’s website at: www.centerragold.com/investors/webcasts/.
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the three months ended March 31, 2025, that are available on the Company’s website www.centerragold.com or SEDAR+ at www.sedarplus.ca.

About Centerra
Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “believe”, “beyond”, “continue”, “expect”, “evaluate”, “finalizing”, “forecast”, “goal”, “intend”, “ongoing”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “restart”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2025 guidance, outlook and expectations, including, but not limit to, production and roasting of molybdenum, grade profiles, cash flow, costs including contract mining and labour costs, care and maintenance, PP&E and reclamation costs, capital expenditures, recoveries, processing, inflation, depreciation, depletion and amortization, taxes, annual royalty payments and cash flows; the ability of the Company of finance the majority of 2025 expenditures from the cash flows provided by the Mount Milligan Mine and Öksüt Mine; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) and automatic share purchase plan and the timing, methods and quantity of any purchases of Common Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; achieving emission reductions economically and operationally; the future success of Kemess, the timing and content of a preliminary economic assessment and accompanying update on its technical concept including mining methods and the possibility of constructing either or both an open pit and underground mines; the potential for expanding the mineral resources at Kemess and identifying additional mineralization in areas of intercepts and conceptual areas for extension and expansion; any potential synergies between the Kemess project and the Lawyers-Ranch project; the timing and amount of future benefits and obligations in connection with the Additional Royal Gold Agreement; a Pre-feasibility Study at the Mount Milligan Mine and any related evaluation of resources or reserves or a life of mine beyond 2036; receiving approval from the BC government concerning permits and potential expansions related to ongoing operations at Mount Milligan; the integrated business plan of the Molybdenum Business Unit including the restart of the Thompson Creek Mine and commercial optimization of the Langeloth Facility; the commercial success of the US Moly business and Langeloth; the commissioning of equipment at the Thompson Creek Mine and the development of site infrastructure and housing; the Company’s strategic plan; the impact of any trade tariffs being consistent with the Company’s current expectations; the site-wide optimization program at Mount Milligan including any further improvements to occupational health and safety, availability and utilization of the haul fleet, mill throughput and any potential costs savings resulting from the same; royalty rates and taxes in Türkiye, including withholding taxes related to repatriation of earnings; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; permitting and development of our projects being consistent with the Company’s expectations; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti- corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its normal course issuer bid, or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws in the jurisdictions where the Company operates and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Other Information

Christopher Richings, Professional Engineer, member of the Engineers and Geoscientists British Columbia and Centerra’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Mr. Richings is a “qualified person” within the meaning of the Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three months ended March 31, 2025, 621 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
  Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
  Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
  On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
  EBITDA is a non-GAAP financial measure that represents earnings before interest, taxes, depreciation, and amortization. It is calculated by adjusting net earnings (loss) as recorded in the consolidated statements of earnings by depreciation and amortization. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	77.7	77.9	50.7	43.1	27.0	34.8
Production costs attributable to copper	27.1	29.9	27.1	29.9	—	—
Total production costs excluding Molybdenum BU segment, as reported	104.8	107.8	77.8	73.0	27.0	34.8
Adjust for:
Third party smelting, refining and transport costs	2.6	2.7	2.4	2.4	0.2	0.3
By-product and co-product credits	(48.7)	(50.4)	(48.7)	(50.4)	—	—
Adjusted production costs	58.7	60.1	31.5	25.0	27.2	35.1
Corporate general administrative and other costs	10.5	9.6	0.2	—	0.1	0.1
Reclamation and remediation - accretion (operating sites)	2.4	2.5	0.6	0.5	1.8	1.9
Sustaining capital expenditures	17.9	15.7	9.2	4.1	8.7	11.3
Sustaining lease payments	1.7	1.7	1.2	1.4	0.5	0.3
All-in sustaining costs on a by-product basis	91.2	89.6	42.7	31.0	38.3	48.8
Ounces sold (000s)	61.1	104.3	36.6	45.1	24.5	59.2
Pounds sold (millions)	12.1	15.6	12.1	15.6	—	—
Gold production costs ($/oz)	1,271	746	1,384	954	1,102	587
All-in sustaining costs on a by-product basis ($/oz)	1,491	859	1,168	688	1,563	823
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,742	1,013	1,586	1,044	1,563	823
Copper production costs ($/pound)	2.23	1.92	2.23	1.92	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.54	2.09	2.54	2.09	n/a	n/a

Adjusted net earnings (loss) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
($millions, except as noted)	2025	2024
Net earnings	$30.5	$66.4
Adjust for items not associated with ongoing operations:
Gain on sale of Greenstone Partnership	(6.6)	—
Reclamation expense (recovery) at the Molybdenum BU sites and the Kemess Project	4.8	(25.0)
Unrealized foreign exchange gain(2)	(3.3)	(8.9)
Unrealized loss on financial assets relating to the Additional Royal Gold Agreement	1.4	1.5
Unrealized loss on marketable securities and other losses	0.8	1.6
Deferred income tax adjustments(1)	(1.2)	(6.8)
Transaction costs related to the Additional Royal Gold Agreement	—	2.5
Adjusted net earnings	$26.4	$31.3

Net earnings per share - basic	$0.15	$0.31
Net earnings per share - diluted	$0.13	$0.30
Adjusted net earnings per share - basic	$0.13	$0.15
Adjusted net earnings per share - diluted	$0.12	$0.14

(1) Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes at the Öksüt Mine, a drawdown on the deferred tax asset related to the Mount Milligan Mine and a withholding tax expense on the repatriation of the Öksüt Mine’s earnings.

(2) Relates primarily to the effect of movement in foreign currency exchange rates on the income tax payable and royalty payable at the Öksüt Mine.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities(1)	$58.6	$99.4	$39.4	$30.0	$50.3	$101.4	$(6.0)	$(6.5)	$(25.1)	$(25.5)
Deduct:
Property, plant & equipment additions	(48.6)	(18.2)	(12.0)	(5.9)	(8.7)	(11.3)	(27.9)	(0.9)	—	(0.1)
Free cash flow (deficit)	$10.0	$81.2	$27.4	$24.1	$41.6	$90.1	$(33.9)	$(7.4)	$(25.1)	$(25.6)

(1) As presented in the Company’s condensed consolidated interim statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E(1)	$68.1	$15.3	$23.7	$0.8	$11.9	$12.6	$32.4	$0.9	$0.1	$1.0
Adjust for:
Costs capitalized to the ARO assets	(16.8)	1.6	(10.0)	3.2	(2.8)	(1.1)	(4.0)	—	—	(0.5)
Costs capitalized to the ROU assets	(1.3)	(0.8)	(0.9)	—	(0.4)	(0.5)	—	—	—	(0.3)
Costs relating to capitalized DDA	(2.0)	—	—	—	—	—	(2.0)	—	—	—
Other(2)	(1.1)	0.7	(0.5)	0.1	—	0.3	(0.5)	—	(0.1)	0.3
Capital expenditures	$46.9	$16.8	$12.3	$4.1	$8.7	$11.3	$25.9	$0.9	$—	$0.5
Sustaining capital expenditures	18.0	16.2	9.2	4.1	8.7	11.3	0.1	0.5	—	0.3
Non-sustaining capital expenditures	28.9	0.6	3.1	—	—	—	25.8	0.4	—	0.2

(1) As presented in note 16 of the Company’s condensed consolidated interim financial statements.
(2) Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
	Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2025	2024	2025	2024
Mining costs	$32.9	$28.0	$10.5	$12.3
Allocation of mining costs(1)	(3.6)	(1.4)	(4.9)	(8.5)
Milling costs	35.0	31.3	6.1	5.4
Site G&A costs	13.1	11.5	9.3	9.4
Change in inventory, royalties and other	0.4	3.6	6.0	16.2
Production costs	$77.8	$73.0	$27.0	$34.8
Ore and waste tonnes mined (000's tonnes)	11,058	12,332	3,142	3,717
Ore processed (000's tonnes)	4,732	5,162	1,011	972
Mining costs per tonne mined ($/tonne)	2.97	2.27	3.33	3.28
Processing costs per tonne processed ($/tonne)	7.39	6.07	6.05	5.54
Site G&A costs per tonne processed ($/tonne)	2.76	2.22	9.23	9.74
On site costs per tonne processed ($/tonne)	17.10	13.72	25.65	27.84

(1) Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended March 31,
	2025	2024
Net loss	$(1.0)	$(3.8)
Depreciation, depletion and amortization ("DDA”)	1.1	0.8
EBITDA	$0.1	$(3.0)